			SECURITIES AND EXCHANGE COMMISSION
			      Washington, D.C.  20549

				     SCHEDULE 13G
			   UNDER THE EXCHANGE ACT OF 1934


			      Ocean Shore Holding Co.
-------------------------------------------------------------------------------
  	 	 	        (Name of Issuer)

		     Common Stock, par value of $0.01 per share
-------------------------------------------------------------------------------
			   (Title of Class of Securities)

				    67501P107
-------------------------------------------------------------------------------
				  (CUSIP Number)

				  March 08, 2006
-------------------------------------------------------------------------------
		(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP NUMBER	67501P107
-------------------------------------------------------------------------------
	1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
 		PERSONS (ENTITIES ONLY).

			ERIC D. HOVDE

-------------------------------------------------------------------------------
      	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      			(a)[ ]
			(b)[X]
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	3.	SEC Use Only

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	4.	CITIZENSHIP OR PLACE OF ORGANIZATION

			U.S.A.
-------------------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY			0
EACH			-------------------------------------------------------
REPORTING		6.	SHARED VOTING POWER
PERSON WITH(1)
				526,588 shares
      			-------------------------------------------------------
			7.	SOLE DISPOSITIVE POWER

				0
      			--------------------------------------------------------
			8.	SHARED DISPOSITIVE POWER

				526,588 shares
-------------------------------------------------------------------------------
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      			 526,588 shares
-------------------------------------------------------------------------------
	10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
		SHARES (see Instructions). [  ]
-------------------------------------------------------------------------------
	11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

			6.0%
-------------------------------------------------------------------------------
	12.	TYPE OF REPORTING PERSON

			IN
-------------------------------------------------------------------------------
(1) The 526,588 Shares beneficially owned by Eric D. Hovde are as the President,
Chief Executive Officer and Managing Member of Hovde Capital Advisors LLC, the
Investment Manager to certain managed accounts, which are the direct owners of the Shares.

Page 2 of 9

-------------------------------------------------------------------------------
CUSIP NUMBER	67501P107
-------------------------------------------------------------------------------
	1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
	 	PERSONS (ENTITIES ONLY).

			STEVEN D. HOVDE

-------------------------------------------------------------------------------
      	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      			(a)[ ]
			(b)[X]
-------------------------------------------------------------------------------
	3.	SEC Use Only

-------------------------------------------------------------------------------
	4.	CITIZENSHIP OR PLACE OF ORGANIZATION

			U.S.A.
-------------------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY			0
EACH			-------------------------------------------------------
REPORTING		6.	SHARED VOTING POWER
PERSON WITH(2)
				526,588 shares
      			-------------------------------------------------------
			7.	SOLE DISPOSITIVE POWER

				0
      			-------------------------------------------------------
			8.	SHARED DISPOSITIVE POWER

				526,588 shares
-------------------------------------------------------------------------------
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      			526,588 shares
-------------------------------------------------------------------------------
	10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
 		(see Instructions). [  ]
-------------------------------------------------------------------------------
	11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
			6.0%
-------------------------------------------------------------------------------
	12.	TYPE OF REPORTING PERSON
			IN
-------------------------------------------------------------------------------
(2) The  Shares beneficially owned by Steven D. Hovde are as Chairman and Member of Hovde Capital Advisors LLC, the Investment Manager to certain managed accounts, which are the direct owners of the Shares.

Page 3 of 9

-------------------------------------------------------------------------------
CUSIP NUMBER	67501P107
-------------------------------------------------------------------------------
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
	PERSONS (ENTITIES ONLY).

	Hovde Capital Advisors LLC / 03-0430205

-------------------------------------------------------------------------------
      	2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      			(a)[ ]
			(b)[X]
-------------------------------------------------------------------------------
	3.		SEC Use Only

-------------------------------------------------------------------------------
	4.		CITIZENSHIP OR PLACE OF ORGANIZATION

			Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY			0
EACH			--------------------------------------------------------
REPORTING		6.	SHARED VOTING POWER
PERSON WITH(1)
				526,588 shares
      			--------------------------------------------------------
			7.	SOLE DISPOSITIVE POWER

				0
      			--------------------------------------------------------
			8.	SHARED DISPOSITIVE POWER

				526,588 shares

-------------------------------------------------------------------------------
	9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
			REPORTING PERSON

      			 526,588 shares
-------------------------------------------------------------------------------
	10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
			CERTAIN SHARES (see Instructions). [  ]
-------------------------------------------------------------------------------
	11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

			6.0%
-------------------------------------------------------------------------------
	12.		TYPE OF REPORTING PERSON

			IA
-------------------------------------------------------------------------------
(1) The 526,588 Shares beneficially owned by Hovde Capital Advisors LLC are as
Investment Manager to certain managed accounts, which are the direct owners of the Shares.

Page 4 of 9

Item 1.

      The Name of the Issuer is Ocean Shore Holdings Co. (the
"Issuer"). The address of the Issuer's Principal Executive Offices is 1001 Asbury Avenue, Ocean City, NJ 08226.


Item 2.

      The persons filing this statement are Eric D. Hovde, Steven D. Hovde and Hovde Capital Advisors LLC (collectively, the "Reporting Persons").
Eric D. Hovde's principal business office is 1826 Jefferson Place, N.W., Washington, D.C. 20036, Steven D. Hovde's principal business office is
1629 Colonial Parkway, Inverness, IL 60067, and Hovde Capital Advisors
LLC's (the "Investment Manager") principal business office is 1826
Jefferson Place, N.W., Washington, D.C. 20036. Eric D. Hovde is President, Chief Executive Officer and Managing Member of the Investment Manager, a limited liability company organized under the laws of the State of Delaware. Steven D. Hovde is Chairman and Member of the Investment Manager. The Investment Manager is a registered investment adviser and provides investment management services to certain managed accounts, which are the direct owners of the Securities being reported herein.

      The class of securities to which this statement relates is the Issuer's common stock, with a $0.01 par value per share (the "Securities" or "Shares"). The CUSIP number of the Securities is 67501P107.

      The Investment Manager manages certain accounts (the "Managed Accounts"), which are the direct owners of the Securities. Eric D. Hovde and Steven D. Hovde each may be deemed to hold beneficial interests in the Securities through ownership of an interest in, and/or positions as officers, directors and/or managers of, the Investment Manager.

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ] 	Broker or dealer registered under section 15 of the Act
	(15 U.S.C. 78o).
(b)[ ] 	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)[ ] 	Insurance company as defined in section 3(a)(19) of the Act
	(15 U.S.C. 78c).
(d)[ ] 	Investment company registered under section 8 of the Investment
	Company Act of 1940 (15 U.S.C.80a-8).
(e)[ ] 	An investment adviser in accordance with Section
	240.13d-1(b)(1)(ii)(E);
(f)[ ] 	An employee benefit plan or endowment fund in accordance with
	section 240.13d-1(b)(1)(ii)(F);
(g)[ ] 	A parent holding company or control person in accordance with section
	240.13d-1(b)(1)(ii)(G);
(h)[ ] 	A savings associations as defined in Section 3(b) of the Federal
	Deposit Insurance Act (12 U.S.C. 1813);
(i)[ ] 	A church plan that is excluded from the definition of an investment
	company under section 3(c)(14) of the Investment Company Act of
	1940 (15 U.S.C. 80a-3);
(j)[ ] 	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

      Not Applicable

Item 4.  Ownership

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As to Eric D. Hovde:

	(a) Amount beneficially owned: 526,588.
 	(b) Percent of class: 6.0%.
	(c) Number of shares as to which the person has:
		(i) 	Sole power to vote or to direct the vote: 0.
		(ii) 	Shared power to vote or direct the vote: 526,588.
		(iii) 	Sole power to dispose or to direct the disposition
			of: 0.
		(iv) 	Shared power to dispose or to direct the disposition
			of: 526,588.

As to Steven D. Hovde:

	(a) Amount beneficially owned: 526,588.
 	(b) Percent of class: 6.0%.
	(c) Number of shares as to which the person has:
		(i) 	Sole power to vote or to direct the vote: 0.
		(ii) 	Shared power to vote or direct the vote: 526,588.
		(v) 	Sole power to dispose or to direct the disposition
			of: 0.
		(vi) 	Shared power to dispose or to direct the disposition
			of: 526,588.

As to Hovde Capital Advisors LLC:

	(a) Amount beneficially owned: 526,588.
 	(b) Percent of class: 6.0%.
	(c) Number of shares as to which the person has:
		(i) 	Sole power to vote or to direct the vote: 0.
		(ii) 	Shared power to vote or direct the vote: 526,588.
		(iii) 	Sole power to dispose or to direct the disposition
			of: 0.
		(iv) 	Shared power to dispose or to direct the disposition
			of: 526,588.

Item 5.  Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	The Managed Accounts are the direct owners of the Securities and have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.
None of the Managed Accounts individually own, directly or beneficially, more than five percent of the class of the Securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

	Not Applicable

Item 8.  Identification and Classification of Members of the Group

	Not Applicable

Item 9.  Notice of Dissolution of Group

	Not Applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

				      SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   						3/17/06
						----------------------------
      						Date

						ERIC D. Hovde

						/S/ Eric D. Hovde
						----------------------------

      						STEVEN D. HOVDE

						/S/ Steven D. Hovde
						----------------------------

				Exhibit A
			Consent to Group Filing

	Each of the undersigned parties hereby consents and agrees to the filing as a group (within the meaning of Section 13(d)(3) of the Act) of this Schedule 13G/A and any amendments hereto with respect to the undersigned parties' beneficial ownership of the common stock, $0.01 par value per share, of Ocean Shore Holdings Co., CUSIP number 67501P107.



						03/17/06
						----------------------------
      						Date

						ERIC D. Hovde

						/S/ Eric D. Hovde
						----------------------------


      						STEVEN D. HOVDE

						/S/ Steven D. Hovde
						----------------------------


						Hovde Capital Advisors LLC

						/S/ Eric D. Hovde
						----------------------------
						Managing Member